

August 13, 2010

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Benihana Inc.**
> **Schedule 14A filed by Benihana of Tokyo, Inc. et al.**
> **Filed August 6, 2010**
> **File No. 0-26396**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note that this filing refers security holders to information that will be contained in Benihana's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. We note that you specifically name the Coliseum Capital Group's nominee. Please revise to omit his name, or revise to state whether the Coliseum Capital Group's nominee has consented to being named in your proxy statement. Refer to Rule 14a-4(d)(4).

Reasons for the Solicitation, page 7

3. Given the similarity in name, Benihana of Tokyo (BOT), to the issuer, please revise to describe any prior relationship that BOT has had with the issuer.

4. We note that on page 9 you state that "BOT believes that the addition of independent directors not related to BFC or its subsidiaries will improve the corporate governance of the Company." Please revise to also state that the majority of the board of directors of the issuer is independent.

Proposal 1: Election of Common Stock Directors, page 10

5. We note that you state that each nominee's business experience, skills, or knowledge qualifies him to serve as a director. Please revise to describe the particular experience, qualifications, attributes or skills that led you to conclude that the person should serve as a director of the company. Refer to Item 401(e) of Regulation S-K and Section II.B.3. of SEC Release 33-9089.

6. We note that Mr. Kata has served as a special consultant and an independent consultant. Please revise to further describe the specific types of services that Mr. Kata has provided as a consultant.

7. In an appropriate location, please state that there is no assurance that the issuer's other nominees will serve if elected with your soliciting parties' nominees.

Solicitation of Proxies, page 16

8. Please disclose the total estimated to be spent on the solicitation and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

9. We note that proxies may be solicited by mail, facsimile, telephone, telegraph, e-mail, in-person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions